MicroCloud Hologram Inc.

October 11, 2023

VIA EDGAR

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Ms. Uwem Bassey

Ms. Jan Woo

Re:	MicroCloud Hologram Inc.

Registration Statement on Form F-3

Filed September 22, 2023

File No. 333-274650

Ladies and Gentlemen:

MicroCloud Hologram Inc. (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated October 6, 2023 regarding its Form F-3.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The Staff’s comments are retyped below in bold for your ease of reference. The Company respectfully advises the Staff that where the Company proposes to add or revise disclosure in its Registration Statement on Form F-3 in response to the Staff’s comments, the changes to be made will be subject to relevant factual updates and changes in relevant laws or regulations, or in interpretations thereof.

Form F-3 filed September 22, 2023

Cover Page

1. It appears that the officers, directors and significant shareholders hold 91.25% of the 50,812,035 ordinary shares but you indicate that 30,696,307 ordinary shares are held by non-affiliates. Please tell us how you calculated your public float and the number of shares held by non-affiliates.

According to Rule 405 promulgated under the Securities Act of 1933 and Rule 12b-2 under the Exchange Act of 1934, an affiliate is defined as “. .. . a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.”

The Company is aware that typical examples of affiliates include executive officers, directors, large shareholders, subsidiaries, parent entities and sister companies of the issuer and its affiliates. The Company understands that the determination of whether a “person” is affiliated with the issuer is a facts and circumstances test, and two entities may be affiliated even when one owns less than a majority of the voting shares of the other. In the securities context, although there is no bright-line test that determines affiliate status, the Company is aware that the general consensus is that officers, directors and 10% equity ownership of an issuer are generally presumed to be affiliates of that issuer.

In response to the Staff’s query, in accordance with the definition above and analysis of the facts and circumstances which may lead the Company to determine that non-executive shareholders owning less than 10% of our ordinary shares may be deemed affiliates, the Company calculated its public float (and shares owned by non-affiliates) by subtracting the market value of ordinary shares held by our officers, directors and the beneficial owners of more than 10 percent as of September 16, 2023, from the market value of the total ordinary shares outstanding as last reported in our annual report on Form 10-K on March 14, 2023 (as amended). As a result of our calculation, the Company has determined that the public float is approximately $54,038,230, based on 30,021,239 ordinary shares owned by non-affiliates.

In the Company’s initial filing of the Registration Statement on Form F-3, which provided that the total number of ordinary shares held by non-affiliates was 30,696,307, the Company inadvertently failed to account for a number of shares owned by certain affiliate.

The Company has revised the disclosure in the Form F-3 on the Cover Page, as follows:

“The aggregate market value of our outstanding ordinary shares held by non-affiliates as of September 16, 2023 is approximately $54,038,230, based on 30,021,239 ordinary shares held by non-affiliates as of such date, and a closing price of our ordinary shares on the Nasdaq Capital Market was $1.80 on September 16, 2023. As of the date hereof, we have not sold any securities pursuant to General Instruction I.B.5 of Form F-3 during the period of twelve calendar months immediately prior to and including the date hereof.”

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For the Staff’s ease of reference, the Company prepared a table of affiliate shareholding:

	Ordinary Shares		Voting Power
Name and Address of Beneficial Owner	Number	%	(%)
Executive Officers and Directors
Guohui Kang(1)	5,063,006	9.96%	9.96%
Bei Zhen	—	—	—
Guolong Qi	—	—	—
Jianbo Zhou(2)	675,068	1.33%	1.33%
Wei Peng(3)	8,302,047	16.34%	16.34%
Belief Bi	—	—	—
Maggie Wang	—	—	—
Han Qin	—	—	—
All Executive Officers and Directors as a group	14,040,121	27.63%	27.63%
10% or Greater Holders	—	—	—
Tiger Initiative Investment Ltd	6,750,675	13.29%	13.29%
TOTAL	20,790,796	40.92%	40.92%

Note:

†	Based on 50,812,035 shares of ordinary shares.

(1)	Import & Export Guojin Development Co., Ltd is the record holder of our ordinary shares. Guohui Kang, as the sole director and sole shareholder of Import & Export Guojin Development Co., Ltd, has voting and investment discretion over these shares and therefore may be deemed to beneficially own such shares.
(2)	Brilliantrf Holdings Limited is the record holder of our ordinary shares. Jianbo Zhou, the Company’s Chief Technology Officer, is the sole director and sole shareholder of Brilliantrf Holdings Limited, and has voting and investment discretion over these shares and therefore may be deemed to beneficially own such shares.
(3)	Best Road Holdings Limited is the record holder of our ordinary shares. Wei Peng, as the sole director and sole shareholder of Best Road Holdings Limited, has voting and investment discretion over these shares and therefore may be deemed to beneficially own such shares.

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Prospectus Summary, page 1

2. In your summary of risk factors, disclose the risks that your corporate structure and being based in China poses to investors. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale.

In response to the Staff’s comments, the Company has revised the risk factor summary disclosures in our Form F-3 on page 2, including a corresponding risk factor on page 16. The revisions specifically address the risks exemplified by the Staff’s comment.

Signatures, page 58

3. Please revise to have your registration statement signed by your controller or principal accounting officer. If Bei Zhen, the chief financial officer, also serves as the controller or principal accounting officer, the signature should be captioned as such in your amended filing. See Instructions 1 and 2 to the Signatures section of Form F-3.

In response to the Staff’s comments, the Company has revised the signature section in the Form F-3 on page 58, in accordance with the Staff’s instructions.

Exhibits

4. Please file an amended registration statement with a dated and signed auditor’s consent. See Item 601(b)(23) of Regulation S-K.

In response to the Staff’s comments, the Company has revised our disclosures on the F-3 by filing the auditor’s consent as Exhibit 23.5, in accordance with the Staff’s instructions.

The Company and management acknowledge its responsibility for the adequacy and accuracy of the disclosure in our filings.

Thank you for your kind assistance and the courtesies that you have extended to assist us in fulfilling our obligations under the Securities and Exchange Act of 1934. If, at any time, you have any further questions, please let us know.

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If you have any questions regarding the Company’s responses to the Staff’s comments, please contact us via e-mail at ivy@mcvrar.com or by phone at +86 (0755) 2291 2036.

Very truly yours,

/s/ Ivy Zhen
Ivy Zhen
Chief Financial Officer

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